Attachment 1

Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO
CERTAIN PORTIONS OF THIS LETTER, AS INDICATED BY
[ * * * ].
August 24, 2009
Wayne Carnall
Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
*

RE:	Dole Food Company, Inc. CIK No. 0000018169 Financial statements to be filed in Form S-l registration statement Form S-l registration statement no. 333-161345 (Jay Williamson, examiner)
Dear Mr. Carnall:
Given the proprietary nature of the redacted information contained herein, this submission is accompanied by our request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. In the event the Staff receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notifications of a request for access to such documents to the undersigned at Dole Food Company, Inc., One Dole Drive, Westlake Village, CA 91362, telephone: 818-879-6810.
We seek your agreement regarding our proposed presentation of the financial statements of Dole Food Company, Inc. (“Dole”) in a public offering of Dole common stock through an S-1

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

registration statement. We respectfully request your prompt attention to this issue, because of an unusual staleness time constraint imposed on us by Dole’s fiscal quarter/year system (see footnote 12, below).
We filed our initial Form S-1 on August 14, 2009. In that filing, on page 4, we indicated we were exploring certain structuring alternatives involving our parent, DHM Holding Company, Inc. (“Holdings”) and other affiliated entities. Now that we have determined the desired alternative and its form, we plan on filing an amendment to the Form S-1 in response to the Staff s first round of comments that also will provide updated information reflecting the structuring transactions and the accounting and financial reporting treatment thereof.
Background Information on Dole and Related Entities
Dole went private in March 2003 and is currently 100% owned by Holdings. Dole, the registrant, is currently a voluntary 1934 Act filer because of its debt covenants. Holdings is ultimately owned by David H. Murdock through two entities he wholly owns, Castle & Cooke Holdings, Inc. and the David H. Murdock Living Trust.
Holdings has only two assets and two liabilities. The two assets are 100% of the stock of Dole and 85% of the limited liability company membership interests in Westlake Wellbeing Properties, LLC (“Westlake”), formed in 20041. Westlake operates as a standalone entity, the sole business of which is owning the Four Seasons Hotel Westlake Village, almost all of which property is exclusively managed by Four Seasons Hotels Limited under a [***]-year hotel management agreement, which Four Seasons, in its sole option, can extend for up to an additional [***] years. Holdings’ two liabilities are as follows: Holdings is a co-borrower under Dole’s senior secured credit facilities2 (approximately $828 million outstanding at end of Q2 of 2009); and Holdings is the borrower under a $115 million secured term loan (“Hotel Loan”) due March 2010, for which the principal security is a mortgage of the Four Seasons Hotel Westlake Village3. None of the Dole stock, and no Dole assets, are pledged as security for the Hotel Loan. Holdings has never filed financial statements with the Commission and has never released consolidated financial statements, other than to a limited number of lenders.
The following is a summary of key consolidated financial information of Dole and Holdings for the most recent three years:

[1]	The other 15% of Westlake is owned by a wholly-owned subsidiary of WellPoint, Inc. (NYSE: WLP).

[2]	Although Holdings technically is a co-borrower, Holdings only functions as a guarantor of Dole’s obligations, since Holdings had and has no ability to borrow under or otherwise use these credit facilities.

[3]	The Hotel Loan is guaranteed by Westlake and by David H. Murdock.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

	2008		2007		2006
	DOLE	CONSOLIDATED	DOLE	CONSOLIDATED	DOLE	CONSOLIDATED
		DHM Holding		DHM Holding		DHM Holding
		Company, Inc.		Company, Inc.		Company, Inc.
	Dole Food	Consolidated	Dole Food	Consolidated	Dole Food	Consolidated
(In Millions)	Company, Inc.	Total	Company, Inc.	Total	Company, Inc.	Total

INCOME STATEMENT DATA
Revenues, net	$7,620	$ [***]	$6,821	$ [***]	$5,991	$ [***]
Operating income (loss)	275	[***]	149	[***]	136	[***]
Net income (loss)	123	[***]	(54)	[***]	(86)	[***]
BALANCE SHEET DATA
Total assets	4,365	[***]	4,643	[***]	4,612	[***]
Current portion of long-term debt	357	[***]	14	[***]	14	[***]
Long-term debt	1,799	[***]	2,316	[***]	2,316	[***]
Total shareholders’ equity	433	[***]	355	[***]	366	[***]
Note: For the purpose of preparing the respective historical financial statements of Westlake and Holdings, the long-lived assets of Westlake totaling [***] have been evaluated historically under a held in use model as required under FAS 144 with no impairment required. [***]
Summary of the Transactions to Occur in Connection with the Offering
The underlying operations that we plan to take public in the IPO are entirely contained within Dole (i.e., Westlake will not be part of the offering). In order to efficiently accomplish this within the confines of our existing ownership structure and eliminate the current cross-default provisions that exist between our senior secured credit facilities and the Hotel Loan, immediately prior to the effectiveness of Dole’s Form S-1, three things will happen, in this order:

Step 1.	Holdings will contribute to Dole an estimated (but less than) [***] of the outstanding Westlake limited liability company membership interests, leaving an estimated [***] of the outstanding Westlake membership interests still in Holdings. This transaction will increase our ability to make dividends in the future because of some specific language in Dole’s senior notes indentures.

Step 2.	Holdings will merge down into its wholly-owned subsidiary, Dole, with Dole, the registrant, as the surviving corporation in the merger (we refer to the surviving corporation in the merger as “Merged Dole”)[4].

Step 3.	Merged Dole will then transfer its 85% interest in Westlake to an entity (not in the Holdings/Dole group of companies) owned by Mr. Murdock, which will assume all

[4]	Thus, after Steps 1 and 2 are completed, Merged Dole will own 85% of the outstanding membership interests in Westlake and will be liable for the $115 million Hotel Loan, and Holdings will cease to exist as a separate corporation and the current stockholders of Holdings will become the stockholders of Dole.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

obligations of Merged Dole under the Hotel Loan except for a predetermined amount (expected to be between [ * * * ]) of such obligations that will be retained by Merged Dole and paid in full upon consummation of the offering from net proceeds received by Merged Dole in the offering.
These steps, in connection with our IPO, will require the consent of lenders [ * * * ].
Proposed Financial Statement Treatment and Rationale
In our view, the most meaningful approach to presenting the historical financial statements of Merged Dole would be to recharacterize those historical financial statements as if the investment in Westlake and the transferred-out portion of the Hotel Loan were never part of Holdings/Merged Dole5. Potential investors in the IPO will be buying shares in a company, Merged Dole, that never did own any interest in Westlake or such transferred-out portion of the Hotel Loan, except for the instant between the completion of Step 1 and the completion of Step 3, above, all of which will be done immediately before effectiveness. Accordingly, financial information on Westlake and the transferred-out portion of the Hotel Loan would be literally meaningless for potential investors, and could only be confusing.
     Accounting for the Merger of Holdings into Dole:
We propose accounting for the Holdings merger into Dole as a common-control downstream merger with no change in basis of Dole6. The historical financial statements are considered to be those of Holdings, which will be merged into Dole prior to the effectiveness of the Form S-1. This presentation is consistent with a common-control transfer of interest in which amounts would be recorded at carryover basis as a result of the merger. This accounting treatment is consistent with the provision of SFAS 141R, “Business Combinations,” paragraphs D8 and D9, which require the use of carryover basis in a common-control transaction.
     Proposed Historical Financial Statement Treatment:
Given that all of the limited liability company interests in Westlake, and all or a portion of the related Holdings debt (i.e., the Hotel Loan), will be distributed out of the Merged Dole prior to the effectiveness of the Form S-1, such balances would not be meaningful to a potential investor in Dole securities. Neither Merged Dole nor investors in Merged Dole securities will have a direct or indirect claim to the assets of Westlake. Moreover, neither Merged Dole nor investors in Merged Dole securities will have any obligations to fund ongoing losses of

[5]	The portion, if any, of the Hotel Loan to be paid from Merged Dole’s IPO net proceeds would remain as part of Merged Dole’s financial statements.

[6]	Holdings’ accounting basis in Dole is equal to the accounting basis already reflected in Dole’s standalone financial statements as Dole elected to apply pushdown accounting in connection with the 2003 privatization of Dole.

Wayne Carnall
August 24, 2009

Westlake or for settling the transferred-out portion of the Hotel Loan. Rather, the historical results of Dole would comprise substantially all of the results of Merged Dole after the consummation of the transfer to another Murdock entity of the limited liability company membership interests in Westlake and the transferred-out portion of the Hotel Loan. Accordingly, presenting historical financial statements with such information included would not be meaningful to the potential investor, and might be potentially misleading.
In our view, recharacterizing the historical financial statements of Merged Dole as if the investment in Westlake and the transferred-out portion of the Hotel Loan were never part of Holdings/Merged Dole is not only the most meaningful disclosure, but also is consistent with the considerations and provisions of Staff Accounting Bulletin (SAB) 93, “Accounting for the Transfer of a Subsidiary,” which states the following:
“7. Accounting for the spin-off of a subsidiary
Facts: A Company disposes of a business through the distribution of a subsidiary’s stock to the Company’s shareholders on a pro rata basis in a transaction that is referred to as a spin-off.
Question: May the Company elect to characterize the spin-off transaction as resulting in a change in the reporting entity and restate its historical financial statements as if the Company never had an investment in the subsidiary, in the manner specified by paragraph 34 of APB Opinion 20?
Interpretive Response: Not ordinarily. If the Company was required to file periodic reports under the Exchange Act within one year prior to the spin-off, the staff believes the Company should reflect the disposition in conformity with Statement 144. This presentation most fairly and completely depicts for investors the effects of the previous and current organization of the Company. However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by Statement 131.”
We have evaluated each of the key considerations in SAB 93 as follows:

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

•	Initial Registration and Timing of Spin-off: The transfer of limited liability company interests in Westlake and a portion of the Hotel Loan to another Murdock entity will occur in connection with an initial public offering of securities of Merged Dole, and this transfer will occur prior to the effective date of the registration statement for the offering of such securities.

•	Distribution of Financial Statements and Dissimilarities in Business: The financial statements of Westlake and Holdings have been distributed only to a limited number of lenders. The financial statements of Dole, however, on a standalone basis, have been filed in 1934 Act filings with the SEC for more than half a century, right up through the present. As a result, potential investors in the Dole offering have access to historical financial statements of Dole as a standalone entity. It will not be meaningful to a potential investor in Dole securities to include the Westlake entity and the transferred-out portion of the Hotel Loan in the historical financial statements for purposes of the Form S-1, because those balances will be part of Merged Dole for only the instant between the completion of Step 1 and the completion of Step 3, described on page 3, above, and will be distributed out of Merged Dole just before the effective date of the Form S-1. In fact, such presentation would be confusing, as it would impair the continuity of presentation[7]. The practical result would be that investors who have become accustomed to Dole financial information (which, of course, excludes Westlake) would temporarily receive financial information inclusive of Westlake, and would shortly thereafter again receive information exclusive of Westlake (which would be removed from continuing operations once the spin-off occurs). Further, including such information would appear even less relevant given the entire dissimilarity between Dole and Westlake. Such dissimilarities would be such that the entities would be viewed as having substantially greater differences in the nature of the businesses than those that would distinguish reportable segments as defined by Statement of Financial Accounting Standards, No. 131. Specifically, Dole is a worldwide grower and distributor of fresh fruit and vegetables and packaged foods. Westlake is an owner of a hotel. The entities have no overlap at all in product offerings and business models and have no similarities in sources of revenues or key expenditures.

•	Autonomous Management and Financing Before and After Transfer: Dole and Westlake have historically been managed separately with distinct management teams and a separate Board of Directors. [***]

[7]	If, on the contrary, we included the Westlake information, it would be required to be reflected in continuing operations in our preliminary prospectus circulated to investors (due to the prohibition in Statement 144 on reporting discontinued operations for an entity to be spun-off until the spin-off is effectuated).

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

As noted, Westlake’s sole asset is the Four Seasons Hotel Westlake Village, which contains the hotel, a wellness center, a television studio and some space that is rented to a medical clinic. The hotel and the wellness center are exclusively managed by Four Seasons Hotels Limited, using Four Seasons’ own personnel, under a hotel management contract that Four Seasons, at its sole option, can extend to a term of up to [ * * * ] years. Furher, the television studio has a separate President and management team which ultimately report to Westlake’s Board of Managers. Due to the fact that the Westlake entity is managed by an outside, unrelated party (Four Seasons), and a separate management team under the direction of Four Seasons, we believe that the day to day management of Westlake is properly characterized as autonomous of Dole and Holdings, notwithstanding certain overlaps in Board of Directors and in certain corporate officers that might exist.

Further, Dole, Holdings and Westlake have separate bank accounts. Dole has various credit agreements and indentures that provide for its financing. Holdings has entered into a credit agreement with a group of banks that has provided financing (Hotel Loan) that has primarily been contributed to Westlake for the construction of the hotel. WellPoint also contributed a substantial sum for construction costs and operating costs of the hotel. Holdings is also currently a “co-borrower” on Dole’s credit facilities[8], and cross defaults exist between Dole’s credit facilities and Holdings’ credit agreement. Westlake has historically received financing through contributions from Holdings. Holdings has obtained these funds either from its stockholders, from its own borrowing, or from dividends by Dole[9]. On a go-forward basis, the Hotel Loan will be entirely or partially assumed by other Murdock entities and may be paid in part by Merged Dole with IPO net proceeds. Accordingly, the Hotel Loan will not be an obligation of Merged Dole, the Merged Dole will be released, and no potential default under that refinancing of the Hotel Loan could cause a cross-default under Merged Dole’s credit facilities, bond indentures or other indebtedness of Merged Dole l0.

•	Incidental Common Facilities and Costs: There has only been incidental common use of facilities and costs between Dole and Westlake. Dole does on occasion use the hotel entity for functions or lodging for Dole executives, which is charged between the entities at arm’s length prices. Further, certain back office functions such as payroll

[8]	As noted in footnote 2, above, although Holdings technically is a co-borrower, Holdings only functions as a guarantor of Dole’s obligations, since Holdings had and has no ability to borrow under or otherwise use these credit facilities.

[9]	Since the 2003 Dole privatization, Dole has declared and paid dividends to its stockholder. Holdings has directed some dividend amounts to its investments in Westlake, but other dividend amounts have gone elsewhere.

[10]	Our SEC filings disclose the possibility of a cross-default involving a loan (which is otherwise separate from and unrelated to the Hotel Loan) to an affiliate of the majority stockholder of Holdings that matures on December 23, 2009; we are advised that, as of July 31, 2009, $90 million remained outstanding on that loan. This potential cross-default will be eliminated in connection with the IPO transaction by the repayment of the loan by the borrower.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

administration and certain human resource activity are performed on behalf of Westlake by Dole employees. The annual Dole employee costs related to such activity have been no more than $750,000. Such amount is insignificant versus the approximately $6 billion in Dole’s annual costs and Westlake’s annual costs of approximately [***] million. Dole and Westlake participate in a shared risk management program with other Murdock entities for the property and casualty insurance programs (including workers’ compensation). The premiums for the insurance policies are allocated based on risk and exposure (the workers compensation policy is allocated based on the relative payroll of each using the determined rate charged by the carrier, and the property policy is allocated based on the relative insured property values of each company). For the recent property insurance renewal, Dole was allocated approximately [***] and Westlake was allocated approximately [***]. For the recent workers’ compensation shared program, Dole was allocated approximately [***] and Westlake was allocated approximately [***]. Such amounts are not significant to the overall costs of either entity. We expect that, once the IPO is completed, Merged Dole and Westlake will enter into entirely separate insurance policies and that Merged Dole will cease performing back-office and human resource functions for Westlake after a transition period.

•	Commitments, Guarantees and Contingent Liabilities after Transfer: No material financial commitments, guarantees, or contingent liabilities will exist between Merged Dole and Westlake after the transfer of the Westlake limited liability company interests and all or a portion of the Hotel Loan to other Murdock entities. The financing of Dole and Westlake have historically been separate, as outlined above under “—Autonomous Management and Financing Before and After Transfer.” Dole raises debt under its credit facilities and bond indentures. Westlake has raised equity capital from Holdings and from WellPoint, and has raised debt under agreements separate from Dole or Dole’s credit facilities. There historically have been, and at present are, covenants within Dole’s credit agreements and bond indentures restricting the ability of Dole to declare or pay dividends or other distributions to Holdings. At the present, no dividend capacity exists. As noted above, on a go-forward basis and upon payment by Merged Dole (using some of its IPO net proceeds), of the portion, if any, of the Hotel Loan retained by Merged Dole, the Hotel Loan will not be an obligation of Merged Dole, and no cross-defaults will remain pursuant to which a default under a financing related to Westlake or the hotel could constitute a default under Merged Dole’s credit facilities or bond indentures.

The Holdings debt that will be transferred to other Murdock entities prior to the effectiveness of Dole’s Form S-1 would not be meaningful to include in the historic financial statements. The portion of the Hotel Loan that will remain with Merged Dole, if any, will be paid from net proceeds received by Merged Dole in the public offering. Such portion, if any, would be a legal obligation of the registrant at effectiveness, and thus would be meaningful to a potential investor, in that proceeds of the primary registered equity offering would be used to pay off that portion of the Hotel Loan. Accordingly, the portion of the Hotel Loan, if any, remaining with Merged Dole

Wayne Carnall
August 24, 2009

(together with interest paid thereon11) will be included in the historical balance sheet of Dole and removed on a pro forma basis in the Article 11 pro forma financial information that will be included in the amended Form S-1.
In summary, presenting the registrant without the results of Westlake, and the related Holdings debt that will be transferred, in the historical financial statements to be included in the Form S-1 would be more meaningful and representative of future operations and activity of the entity offering securities to investors. It also more clearly represents the registrant at the effective date of the Form S-1 and time of purchase of shares by investors and will allow such potential investors to have a more meaningful presentation of the historical results of the entity in which they are investing. This presentation will also provide consistency of reporting to investors, who are accustomed to viewing Dole’s periodic filings, which, of course, have never included Westlake.
Auditor’s Opinion
The Form S-1 filings made prior to effecting the three transactions identified on page 3, above, will present the financial statements under the assumption that the transactions will occur just prior to effectiveness of the Form S-1. Since the transactions will not occur until just prior to effectiveness, the audit opinion will include a legend referring to this contingency. The legend will be removed prior to Form S-1 effectiveness.
Concluding Remarks
Based upon the analysis above, we respectfully request that the staff concur with Dole’s view that it is appropriate for Dole to include, in an amended Form S-1 registration statement, financial statements of the Merged Dole that exclude the Westlake entity and the related Holdings debt (except for the predetermined amount of such debt that will be retained by Merged Dole and paid in full with primary offering proceeds upon consummation of the offering), both of which will be transferred to another Murdock entity prior to the effectiveness of the S-1 and neither of which has ever been a part of Dole. We have reviewed this proposed accounting presentation with our independent auditors, Deloitte & Touche, LLP, who concur with the proposed accounting presentation and with our outside securities counsel, Gibson, Dunn & Crutcher, LLP, who concur with the proposed presentation from a securities law perspective

[11]	As this debt will be a legal obligation of the registrant at effectiveness and therefore included in the historical balance sheet, we believe that it would be most meaningful to reflect the related historical interest thereon in the income statement as interest expense. This creates consistency between the balance sheet and income statement, and will result in the most transparent presentation to investors. In order to ensure that this interest expense is segregated from the core operations of Dole, we propose to present this amount on a separate line item within interest expense or parenthetically disclose it on the face of the income statement.

Wayne Carnall	CONFIDENTIAL TREATMENT REQUESTED
August 24, 2009

We respectfully request your prompt attention to this issue, because of the pending staleness of Dole’s financial statements in light of Dole’s fiscal quarter/year system l2. We look forward to discussing our proposed financial statement presentation with you and members of the Staff at your possible earliest convenience.

cc:	Jay Williamson, Securities and Exchange Commission
Christine Davine, Deloitte & Touche, LLP
James Mills, Deloitte & Touche, LLP
Brian Lane, Gibson, Dunn & Crutcher, LLP
Joseph S. Tesoriero, VP and CFO, Dole Food Company, Inc.
Yoon Hugh, VP, Controller and CAO, Dole Food Company, Inc.

[12]	Dole’s fiscal year is broken down into 13 periods, each of four weeks’ duration. The first, second and fourth quarters each comprise three periods, i.e., 12 weeks, while the third quarter comprises four periods, i.e., 16 weeks (112 days). Our second quarter ended on June 20, 2009, so our second quarter financial statements will become stale on November 2, 2009, subject only to potential accommodation by the SEC as referenced in the Division of Corporation Finance, Financial Reporting Manual (Updated 7/24/09), Section 1220.1, paragraph e. But our (long) third quarter does not end until October 10, 2009. With our large, complex operations in approximately 90 countries worldwide, [ * * * ]. Your prompt consideration of our proposed financial statement presentation will be most appreciated in helping us keep to this timeline.

CONFIDENTIAL TREATMENT REQUESTED
Annex A
[ *  *  * ]